SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004 China Petroleum & Chemical Corporation A6, Huixindong Street, Chaoyang District Beijing, 100029 People's Republic of China Tel: (8610) 6499-0060

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	☑	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	☐	No	☑

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement on domestic bond issue on February 23, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability) DOMESTIC CORPORATE BOND ISSUE
Sinopec Corp. and China International Capital Corporation (), the lead manager, have determined the final coupon rate of the Bonds to be 4.61% per annum based on book building. The coupon rate has been approved by the 6th meeting of the second session of the board of directors of Sinopec Corp. held on 23 February 2004 and by the relevant authorities in charge. Sinopec Corp. has also determined matters in relation to the interest calculation period and the offer period etc as listed below.

Reference is made to the announcement dated 6 February 2004 of China Petroleum & Chemical Corporation ("Sinopec Corp.") in relation to the details and use of proceeds of the proposed issue of RMB3.5 billion of corporate bonds (the "Bonds") of Sinopec Corp. (the "Bond Issue").

Sinopec Corp. and China International Capital Corporation , the lead manager, have determined the final coupon rate of the Bonds to be 4.61% per annum based on book building. The coupon rate has been approved by the 6th meeting of the second session of the board of directors of Sinopec Corp. held on 23 February 2004 and by the relevant authorities in charge. Sinopec Corp. has also determined matters in relation to the interest calculation period and the offer period etc as listed below.

The key information in relation to the coupon rate, the interest calculation period and the offer period of the Bond Issue is as follows:

1. Coupon rate:	The Bonds have a fixed rate at 4.61% per annum.
2. Interest calculation period:	From 24 February 2004 to 23 February 2014.
3. First date of offer:	The first date of the offer period for the Bonds is 24 February 2004.
4. Offer period:	10 working days from 24 February 2004 to 8 March 2004.
5. Listing of the Bonds:	The Bonds shall be listed on the Shanghai Stock Exchange as soon as possible after the expiry of the offer period and the obtaining of the approvals from the relevant authorities in charge.
6. First date of interest payment:	24 February every year from 2005 to 2014. If the date falls on a public holiday or non-working day, the date shall be postponed to the subsequent working day.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 23 February 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date:	February 23, 2004